UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dynatronics Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

268157

(CUSIP Number)

June 30, 2015

(Dates of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons Brian Baker
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not Applicable (b) [ ] Not Applicable
3. SEC Use Only
4. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.Sole Voting Power: 200,000 shares (1)
6.Shared Voting Power: 0
7.Sole Dispositive Power: 200,000 shares (1)
8.Shared Dispositive Power: 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (11): 7.3% (2)
12. Type of Reporting Person (See Instructions) IN
(1)            Includes 120,000 shares issuable upon exercise of outstanding warrants, and 80,000 shares issuable upon conversion of shares of Series A 8% Convertible Preferred Stock of the Issuer.
(2)            Based upon 2,520,839 shares of issued and outstanding shares of the Issuer’s common stock as reported in the Issuer’s Current Report on Form 8-K filed July 1, 2015, plus 200,000 shares beneficially owned by the Reporting Person.  Pursuant to Rule 13d-3 promulgated by the Commission, to compute the Reporting Person’s beneficial ownership of shares of the Issuer’s class of common stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Item 1(a).	Name of Issuer

Dynatronics Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

7030 Park Centre Drive
Salt Lake City, Utah  84121

Item 2(a).	Name of Person Filing

The name of the person filing this statement is Brian Baker (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office

25251 Nueva Vista
Laguna Niguel, CA  92677

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, no par value

Item 2(d).	CUSIP Number

268157

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 of the attached cover page.
(b)	Percent of Class: See Item 11 of the attached cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of the attached cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of the attached cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the attached cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2015

/s/ Brian Baker
Brian Baker